For Item 77D

The JPMorgan Multi-Sector Income Fund changed its name to JPMorgan Unconstrained Debt Fund.

Concurrent with the name change, the Fund will adopt a non-fundamental policy to invest at least 80% of its Assets in debt investments under normal circumstances. The Fund’s investment objective did not change and the Fund continues to be managed in the same way notwithstanding the name change or the addition of the new 80% Policy.